Exhibit (a)(1)(B)

FROM:	Eyal Desheh
SUBJECT:	Check Point Software Technologies Ltd. Offer to Exchange Certain Outstanding Options for Restricted Stock Units
DATE:	September 18, 2006

         Today, we are happy to announce that we are offering you the opportunity to participate in an Employee Stock Option/Restricted Stock Unit Exchange Program. Equity awards are a valuable motivation and retention tool and, as such, help to align employee and shareholder interests. Many of the currently outstanding stock options held by our employees and the employees of our subsidiaries have limited value and the per share exercise prices of the stock options are greater than the current market price of our ordinary shares. As a result, the Board of Directors has approved a Stock Option/Restricted Stock Unit Exchange Program, which will allow you to exchange certain stock options for restricted stock units. Restricted stock units are a type of award that is essentially a promise by us to issue ordinary shares to you in the future, as described below, and is structured to help insure that employees receive appropriate incentive to continue to grow our business and meet our objectives.

        We know that the materials included with this letter describing the Employee Stock Option/Restricted Stock Unit Exchange Program may seem voluminous, but it is very important that you read and try to understand and act on all of these materials. The various summaries in this letter and in the Offer to Exchange Certain Outstanding Options for Restricted Stock Units (the “Offer to Exchange”) are a good way to get started. In addition, below is a summary of some aspects of the Employee Stock Option/Restricted Stock Unit Exchange Program that should help familiarize you with the principal terms. We believe this program is potentially very important to you and urge you to take the time to study the materials, ask questions about anything you do not understand and make an informed decision about whether or not to participate. If you do nothing, you will be making a decision not to participate and you will retain your current options under their current terms and conditions.

         Regards,
         Eyal Desheh, Executive Vice President and CFO

Here are the highlights of the tender offer:

—	A restricted stock unit is an equity grant valued in terms of our ordinary shares, but ordinary shares are not issued at the time of the grant. Instead, after you satisfy any vesting requirements, such as continued service to Check Point, we will distribute the number of shares equal to the number of vested restricted stock units. You will receive the shares with no cash payment made by you.

—	You may only exchange outstanding options that were granted on or after January 1, 2004 based on the attached information.

—	The number of restricted stock units you will receive will be equal to the Option Value (as defined in the Offer to Exchange) of each exchanged option as determined by the Company on September 12, 2006 divided by $19.20, which was the fair market value of an ordinary share on September 12, 2006.

—	We will provide you with an Addendum listing the number of outstanding shares subject to your eligible option grants, the Option Value of such eligible option grants and the number of restricted stock units you will receive for each eligible option grant you exchange.

—	You may only exchange a full grant, partial grants will not be accepted.

—	For example, if you exchange 500 options with an Option Value of $2,000, on the restricted stock unit grant date you will receive 105 restricted stock units. This is equal to the $2,000 value divided by $19.20 (which is equal to the fair market value of an ordinary share of our stock as of September 12, 2006) and rounded up to the nearest whole restricted stock unit.

—	The restricted stock units will vest according to the following schedule, subject to your continued service on each relevant vesting date:

š	20% of the restricted stock units will vest one (1) year from the restricted stock unit grant date;

š	20% of the restricted stock units will vest two (2) years from the restricted stock unit grant date;

š	30% of the restricted stock units will vest three (3) years from the restricted stock unit grant date; and

š	30% of the restricted stock units will vest four (4) years from the restricted stock unit grant date.

         We expect the restricted stock unit grant date will be on October 23, 2006.

         The Stock Option/Restricted Stock Unit Exchange Program is being made under the terms and subject to the conditions of the Offer to Exchange and the related election form and withdrawal form, which are available in our SEC (Securities and Exchange Commission) filing which can be accessed on the SEC’s web site at http://www.sec.gov. You should carefully read all of these documents before you decide whether to participate in the offer.

        We have attempted to anticipate many of the questions you may have regarding the terms of the Employee Stock Option/Restricted Stock Unit Exchange Program and have included some frequently asked questions in the Offer to Exchange.

        Participation is completely voluntary. Participating in the offer involves risks that are discussed in the Offer to Exchange. We recommend that you speak with your personal financial, legal and/or tax advisors to weigh the benefits and risks involved in participating in the Employee Stock Option/Restricted Stock Unit Exchange Program. If you choose not to participate, you will retain your current options under their current terms and conditions.

         If you choose to participate in the offer, you must deliver the completed election form by facsimile, e-mail or by hand delivery before 2:00 p.m., Pacific Time, on October 23, 2006 to:

Geula Gomen Check Point Software Technologies Ltd. 3A Jabotinsky St., Diamond Tower Ramat Gan 52520 Israel Fax: +972-3-7534950 E-mail: tender@checkpoint.com

         If Geula Gomen has not received your properly completed and signed election form before the offer expires, you will have rejected this offer and you will keep your current options. These forms are included in the offer documents and are also available on our intranet site at http://iii.checkpoint.com/tender.

        Please carefully read all of the offer documents. This letter is an introduction to the offer, but does not detail all the terms and conditions that apply. Please direct any questions you may have to John Slavitt, General Counsel, at:

Check Point Software Technologies, Inc. 800 Bridge Parkway Redwood City, California 94065 (650) 628-2110